Exhibit (d)(7)

AMENDMENT NO. 1 TO

CONFIDENTIALITY AGREEMENT

THIS AMENDMENT NO. 1 TO CONFIDENTIALITY AGREEMENT (the “Amendment”) is being entered into as of January 6th, 2011 (the “Amendment Effective Date”), between AMGEN INC., a Delaware corporation (together with its Affiliates, “Amgen”), and MICROMET INC., a Delaware corporation (together with its Affiliates, “Micromet”, and each of Micromet and Amgen individually or jointly referred to as “Party” and “Parties”) to amend the Confidentiality Agreement, dated as of August 11, 2011 between the Parties (the “Original Confidentiality Agreement”). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Original Confidentiality Agreement.

In order to further facilitate a Potential Transaction between the Parties and allow for a quick and effective diligence review, each of the Parties, intending to be legally bound, hereby amend the Original Confidentiality Agreement as follows:

1. Removal of Restrictions on Excluded Representatives. The Original Confidentiality Agreement is hereby amended to remove Section 1 (b) in its entirety, and to re-number former Section 1(c) as Section 1(b).

2. Contacts between Amgen and Micromet and their Advisors.

(a) The Parties acknowledge and agree that Section 2(a) of the Original Confidentiality Agreement shall not prohibit requests for, or discussions of, Confidential Information that are approved by Micromet or its Advisors in accordance with Section 2(b) of the Original Confidentiality Agreement (as amended hereby).

(b) Section 2(b) of the Original Confidentiality Agreement is hereby stricken and replaced in its entirety with the following:

“(b) Any request by Amgen or any of its Representatives to review or discuss Confidential Information must be directed to the CEO, CFO, GC, or SVP – BD, Goldman Sachs, or Micromet’s outside legal counsel, or to such other Person as any of the foregoing may designate from time to time.”

3. Confidentiality of Third Party Agreements. In connection with the due diligence review conducted by Amgen for the Potential Transaction, Micromet may disclose agreements entered into by Micromet and third parties (each a “Third Party Agreement”). With respect to Confidential Information relating to any such Third Party Agreement, the Original Confidentiality Agreement is deemed amended to comprise such confidentiality provisions as are necessary to make the confidentiality provisions of the Original Confidentiality Agreement consistent with the confidentiality provisions of the applicable Third Party Agreement.”

4. No Other Amendments. Except as expressly amended hereby, the Original Confidentiality Agreement shall remain in full force and effect in all respects.

The Parties have caused this Agreement to be executed as of the Amendment Effective Date.

AMGEN INC.		MICROMET, INC.

By:	/s/ David Piacquad	By:	/s/ Matthias Alder

Name:	David Piacquad	Name:	Matthias Alder

Title:	Vice President, Strategy and	Title:	SVP, Administration, General Counsel

	Corporate Development		and Secretary

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